November 24, 2004



Via U.S. Mail and facsimile at 858.704.3344
Jay Sitlani
Director of Operations
Relational Investors LLC
11975 El Camino Real, Suite 300
San Diego, CA 92130

Re:	SPX Corporation (the "Company")
	Preliminary Proxy Statement on Schedule 14A Filed November
16,
2004
      by Relational Investors LLC
	File No. 001-06948

Dear Mr. Sitlani:

We have reviewed your filings and have the following comments.

Preliminary Proxy Statement on Schedule 14A, Filed November 10,
2004

General
1. Please revise to indicate that the form of proxy is a preliminary copy. Refer to Rule 14a-6(e)(1). In addition, please revise your disclosure throughout your proxy materials to identify the color of your proxy card.
2. We note that you refer readers to the Company`s 2003 Annual Report on Form 10-K and 2004 proxy materials. Consider whether it might be more helpful to readers to make specific references to the sections of the materials that you are directing them to read. In addition, please advise us regarding your intent to update the material upon the company`s filing of its 2004 Annual Report and 2005 proxy materials, if necessary.

Letter to Shareholders
3. We note your statements that "Relational Funds will provide this proxy statement to certain Company stockholders with whom it has discussions regarding the 2005 Annual Meeting . . . commencing on or about November 15, 2004" and "the date of this proxy statement is November 15, 2004, and the Relational Funds expect to first send or make this proxy statement available to certain shareholders on or about November, 15, 2004." Supplementally inform us whether you have provided this preliminary proxy to any shareholders. In addition please confirm that all written communications to shareholders have been filed.
4. We note the company has not selected the time and location for the
2004 annual meeting or set the record date for determining those stockholders who will be entitled to vote at the meeting. Please advise us as to whether you will wait for the meeting and record dates to be set prior to the dissemination of definitive materials and proxy cards. We may have further comment.

Proposal for Election of Directors - Pages 2 to 4
5. We note your disclosure that the Relational Funds reserve the right to nominate additional individuals for election in addition to the Relational Funds Nominees if the size of the Board is increased and such additional positions are voted upon at the 2005 Annual Meeting. We further note your plan to distribute at a later date a revised form of proxy to include new matters. Please clarify whether the revised proxy would include the names of any additional nominees.
Further, what would the effect of the distribution of a new form of proxy be on any old proxies already received?
6. Please disclose any potential effects of your proposal on the Company`s existing security holders. For instance, do you know of any existing company agreements with change of control provisions that may be triggered by the election of your nominees?

Background of and Reasons for This Solicitation - Pages 5 to 9
7. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite the following examples of statements or assertions in the proxy statement that, at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:

* that the market value of the Company`s stock has been adversely affected "by a history of poor asset allocation by the Company`s management" (page 5);
* that the shareholder base has become "disenchanted with the management and the Board`s oversight" (page 5);
* that the EVA plan has been adjusted "to effectively reward poor performance by reducing performance standards (page5);
* that the shareholder base is "confused by and dissatisfied with the
Company`s compensation structure and practices" (page 6);
* the statement that the Company`s public filings "do not provide meaningful information" (emphasis added) to determine whether the Board`s executive compensation decisions are fair (page 7); and
* that management`s recent adjustments to the EVA formula "benefit the officers and directors at the expense of the Company`s shareholders" (page 8).

These examples do not represent an exhaustive list of the statements that need to be amended and/or supported. In addition, to facilitate our review, provide an annotated copy of the proxy statement, identifying the specific support for each such statement or group of related statements. Where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts` reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized.
8. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. The following statements should be revised or deleted:

* Your implication that management`s decision making amounts to "self-dealing." page 6;
* Your implication that management has "let personal financial interests come before their fiduciary duty to the Company and its shareholders." Page 6;
* Your statement that management has "siphoned resources from the business units" and your implication that management "uses [the business units] to extract undeserved and excessive compensation" page 8;
* Your statement that stewardship of the Company is driven as much or more by "the interests of the current Board and management in protecting or enhancing the current compensation arrangements...than by the interests of the Company`s shareholders." Page 8; and
* Your implication that the Company`s strategic decisions are "driven by short-term compensation or employment considerations." Page 8.
9. Expand the disclosure to provide more background regarding the allegations itemized in the first paragraph under this heading.
In
particular, the bases for the assertions of "a pattern of one-time charges indicative of overpaying for acquisitions and failed restructuring charges" and "excessive leverage" are unclear and should be provided. Please revise.

Excessive Executive Compensation - Pages 5 to 6
10. We note your statement that "[n]one of [the EVA] adjustments have
been approved by the Company`s shareholders." Please revise your statement to clarify whether the Company had an obligation to seek shareholder approval before making these adjustments.
11. Please support your stated belief that without the "ad hoc one-
time adjustments" (emphasis added) cited from the Company`s 2004 proxy, the Chief Executive Officer and therefore the non-employee directors would have received no bonus for 2003. For example, please provide us with your analysis and calculation as to how the EVA plan
adjustments increased bonus awards from "zero to approximately five
times their target bonus amount of $20,000."
12. You state that "`Income from continuing operations` actually decreased by $24 million from 2002 to 2003," citing the Company`s Annual Report on Form 10-K for the year ended December 31, 2003, as support for your belief that "true" EVA could not have improved. This statement, however, omits the fact that EVA is defined in the 1996 proxy statement as Net Operating Profit After Taxes (calculated by adding back Interest Expense to Income from continuing
operations,
minus a charge for all capital employed in the business). It appears
to us that this amount increased between 2002 and 2003. If you intend to quote the Company`s materials, please provide adequate context so that investors will not be confused by your characterization. Please provide us with your analysis and calculations supporting your belief that EVA could not have improved, including an explanation of why "income from continuing
operations"
is relevant to EVA, as defined.
13. Please elaborate upon how you have defined "interested
parties."
If this is your definition, briefly define it for the readers.
14. Please avoid statements describing the beliefs, motivation or intent of third parties. We note, for example, your statement on page 6 that "the shareholder base is confused and dissatisfied..." and on page 7 that management and the Board are "in a defensive posture...and may try to appease investor`s discontent by pursuing short-term strategies that are not in the shareholders interest...."

Lack of Board Objectivity and Failure to Communicate Openly With Shareholders - Pages 7 to 8
15. We note your asserted beliefs regarding management`s "weak budgeting and forecasting process" and it`s failure to "objectively
[evaluate] its own performance." Please tell us whether any of your nominees will seek to become members of management. If you plan to appoint your nominees, if elected, as certain officers of the Company, please revise to prominently disclose these intentions so that shareholders clearly understand that you do not intend to retain the current management.
16. Please describe the "other matters" that you claim illustrate "the Company`s failure to clearly and openly communicate to its shareholders."
17. Please provide supplemental support for your allegation that the
Company denied your request for a meeting with the Compensation Committee. In this regard, if available, please provide us with a copy of any written communication or transcript of any call denying such a meeting.
18. As a related matter, you disclose on page 8 that the Company did, in fact, offer a meeting with the members of the Compensation Committee. Please disclose whether this meeting occurred. In addition, expand your disclosure to explain why you believe the company has been non-responsive to requests in light of the proffered meeting. Please revise or advise.

      Corporate Overhead and Value Added - Page 8
19. The basis for your assertion of "poor capital allocation decisions" remains unclear. Please expand here or where appropriate.
Further, the connection between the departure of certain business-unit executives and the failure of corporate stewardship is unclear.
Please expand. For example, did the company or executives give reasons for their departures?

Stewardship and Accountability - Page 8
20. You indicate that the Board will have "independent shareholder representation." Please elaborate on how you have defined
"independent." Is this your definition or is this the definition as applied by the listing standards of the NYSE? If this constitutes your definition, briefly define it for the readers.


The Need for Improvement - Pages 8 to 9
21. You refer to the "current depressed value of the Company`s stock." Please expand to describe any analysis that you have done regarding the value of the company`s stock. Further, clarify by what standard the stock is depressed. How has the performance of the company`s stock compared to that of other companies in the industry?
You need to provide more discussion of the value to place the statement in proper context.
22. Please elaborate upon how you plan to achieve certain of the steps you plan on taking. For example, please explain how your nominees will "improve operating margins of existing businesses," "[delever] the balance sheet" and "restore investor confidence."
23. Additionally, if your nominees are elected, they will constitute a minority of the board of directors. Therefore, they may not be able to effect the changes you seek unless they gain the support of other board members. Please discuss in the proxy statement.

Certain Information Concerning the Relational Funds and Other Participants in the Solicitation - page 10
24. You indicate that each of the Relational Funds "may" be deemed to be participants in the proxy solicitation. It appears inappropriate to indicate that such entities "may" be deemed to be participants. Please revise or advise.
Proxy Solicitation Expenses - Page 15
25. You state that proxies may be solicited by the Relational
Funds,
"partners," members and employees. Please ensure that you have identified all "partners" as participants in the solicitation. Refer to Instruction 3 of Item 4 to Schedule 14A.
26. We note your disclosure that proxies may be solicited by telephone, telecopier and via the Internet. Please advise us as to how you plan on verifying that any person from whom you have received a proxy has previously been furnished with a proxy statement. Refer to Rule 14a-3(a).

27. Additionally, we remind you to file under the cover of Schedule
14A, on the date of first use, all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television, radio, e-mail correspondence and information posted on web sites and chat rooms. Refer to Rule 14a-
6(b) and (c).
28. We note your disclosure that "[r]egular employees" may solicit proxies on behalf of the Relational Funds. Please describe the class or classes of employees to be so employed, and the manner and nature of their employment for such purpose. Refer to Item 4(b) of Schedule
14A.

Form of Proxy
29. Revise your card to provide clear instructions regarding how a stockholder may withhold authority to vote for one or more of your nominees. It is unclear from the Edgar copy of the form of proxy. See the sample form of proxy in Release No. 34-31326.
30. You refer to matters of which you are not now aware that may come before the meeting and state that you will use discretionary authority to vote upon such matters. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting.
Refer
to Rule 14a-4(c).  Please confirm your understanding.

* * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

	In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

* the filer is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions to Adelaja Heyliger at (202) 824-5082 or, in his absence, to me at (202) 942-1976.

Sincerely,



Michael Pressman
Special Counsel
Office of Mergers and Acquisitions

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Relational Investors LLC
November 24, 2004
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